[LATHAM & WATKINS LLP Letterhead]

July 1, 2008

VIA EDGAR AND FEDERAL EXPRESS

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

  Re:
  DG FastChannel, Inc. Registration Statement on Form S-4 (File No. 333-151366)

Dear Mr. Owings:

        We hereby respond on behalf of DG FastChannel, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), as set forth in the Staff's comment letter dated June 18, 2008 (the "Comment Letter"), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter and Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        For your convenience, we are sending a copy of this letter and Amendment No. 1 in non-EDGAR format, and will forward a courtesy package of these documents to our examiner, Blair Petrillo.

        The Company has the following responses to the Staff's comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 1.

Fairness Opinion of Financial Advisor to DG FastChannel, page 43

1.
We note that the description in the registration statement in the third full paragraph on page 45 does not provide a narrative and quantitative description of the fees paid or to be paid to BMO Capital Markets and its affiliates by DG FastChannel and its affiliates in connection with the fairness opinion. Please revise the registration statement to provide such disclosures. In addition, we note the disclosure in the third paragraph on page 49 regarding other relationships between BMO Capital Markets and its affiliates and the company. We also note the disclosure made by DG FastChannel in a Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2008 regarding the bridge loan obtained by the company from Bank of Montreal, which appears to be affiliated with BMO Capital Markets. Please disclose all material relationships between DG FastChannel and BMO Capital Markets and its affiliates that existed during the last two years or are contemplated, and any compensation received or to be received as a result of any such relationship. See Item 1015(b) of Regulation M-A.

  Response:

  The Company has revised the Registration Statement to include the requested disclosure. BMO Capital Markets' relationship with DG FastChannel has been as a lender and, with respect to its compensation as a lender, we have included disclosure on the interest rates or basis for the calculation of the interest rates for these material relationships. Please see page 49 of Amendment No. 1.

2.
Please disclose that BMO Capital Markets has consented to use of the opinion in the document.

  Response:

  The Company has revised the Registration Statement to include the requested disclosure. Please see page 43 of Amendment No. 1.

The Merger Agreement, page 73

3.
We note your disclosure on pages 73 and 76 regarding the representations and warranties contained in the merger agreement and your disclaimers regarding such representations and warranties. Please delete these disclaimers or clarify that investors should consider this information together with other information it has filed with the SEC. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please confirm your understanding in this regard.

  Response:

  The Company has revised the Registration Statement to modify the disclosure and clarify that investors should consider the summary of the terms of the merger agreement together with other information filed by the Company with the SEC. Please see pages 74 and 77 of Amendment No. 1. In addition, the Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Registration Statement not misleading.

Where You Can Find More Information, page 104

4.
Please include the Current Report on Form 8-K filed by DG FastChannel on May 30, 2008 in the list of documents incorporated by reference.

  Response:

  The Company has revised the Registration Statement to include the requested disclosure. Please see page 106 of Amendment No. 1.

Item 10. Undertakings, page 110

5.
Please include the undertaking required by Item 512(a) of Regulation S-K.

  Response:

  The Company has revised the Registration Statement to include the undertaking required by Item 512(a) of Regulation S-K. Please see pages 111 and 112 of Amendment No. 1.

Appendix B—Opinion of BMO Capital Markets

6.
We note the limitation in the second to last paragraph of the opinion of BMO Capital Markets that the "opinion may not be relied upon by any other person (including, without limitation, any securityholder or creditor of the Company or the Target Company)." Because this limitation is inconsistent with the disclosures relating to the opinion, it should be deleted. Alternatively, disclose the basis for BMO Capital Markets' belief that shareholders cannot rely upon the opinion to support any claims against BMO Capital Markets arising under applicable state law (e.g., the inclusion of an express disclaimer in

  BMO Capital Markets' engagement letter with the company.) Please describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to BMO Capital Markets would have no effect on the rights and responsibilities of either BMO Capital Markets or the board of directors under the federal securities laws.

  Response:

  The Company has revised the Registration Statement to delete the limitation in the second to last paragraph of the opinion of BMO Capital Markets that the "opinion may not be relied upon by any other person (including, without limitation, any securityholder or creditor of the Company or the Target Company)." Please see page B-3 of Appendix B to Amendment No. 1.

Exhibit 5.1 Opinion of Gardere Wynne Sewell LLP

7.
We note the language in paragraph B that "this opinion letter is as of the date hereof, and we undertake no obligation, and expressly disclaim any obligation, to advise the Company or any other person or entity of any change in any matter set forth herein." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove this limitation from the opinion.

  Response:

  The Company has revised the Registration Statement to delete the limitation in Paragraph B that "this opinion letter is as of the date hereof, and we undertake no obligation, and expressly disclaim any obligation, to advise the Company or any other person or entity of any change in any matter set forth herein." Please see Exhibit 5.1 to Amendment No. 1.

*    *    *    *    *

        The Company hereby acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.

        Once you have had time to review our responses to the Staff's comments and the corresponding changes in the Registration Statement, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-2165.

                      Sincerely,

                      /s/ Joel H. Trotter

                      Joel H. Trotter
                      of LATHAM & WATKINS LLP

cc:
Scott K. Ginsburg, Chief Executive Officer, DG FastChannel, Inc.
Omar A. Choucair, Chief Financial Officer, DG FastChannel, Inc.
Patrick Vogt, President, Enliven Marketing Technologies Corporation
Robert S. Reder, Milbank, Tweed, Hadley & McCloy LLP